Exhibit 99.1



Celanese AG

Media Relations                                          Celanese

                                                         Corporate Center
                                                         Frankfurter Strasse 111
                                                         61476 Kronberg/Ts.
                                                         Germany



Press Information
                                                         Date: March 1, 2005



Celanese AG reports financial results for the shortened 2004 fiscal year

    o   Deferred tax valuation allowances and special charges lead to net loss;

    o   Stronger business conditions result in volume and pricing increases



Kronberg, Germany - (CZZ: FSE): Celanese AG today reported financial results for the shortened fiscal year ended September 30, 2004. The company reported a net loss of (euro)70 million, or (euro)1.42 per share for the nine months ended September 30, 2004, compared to net earnings of (euro)116 million, or (euro)2.34 per share for same period last year. The company benefited from volume and price increases; however, net sales declined by 2% to (euro)3,051 million versus the same nine-month period last year largely due to unfavorable currency movements and changes in the composition of the Chemical Products segment.

Stronger business conditions during the nine months ended September 30, 2004 compared to the same period last year were overshadowed by a tax charge of
(euro)186 million, relating primarily to a valuation allowance on the deferred tax asset for U.S. net operating loss ("NOL") carryforwards. The company also recorded special charges of (euro)142 million for the nine months ended September 30, 2004, compared to an income of (euro) 7 million for the same period in 2003. Special charges in 2004 were largely related to plans by the Acetate Products segment to consolidate tow production at fewer sites and to discontinue production of acetate filament and advisory services associated with the tender offer. Special charges recorded for the nine months ended September 30, 2003 resulted mainly from income of (euro)94 million from insurance recoveries, which was largely offset by expenses of (euro)84 million associated with antitrust matters in the sorbates industry.

                                                         Celanese





Volumes rose in all business segments, particularly in Chemicals Products and Technical Polymers Ticona. Pricing increased slightly as higher pricing in the Chemical Products segment more than offset pricing declines in the Ticona and Performance Products segments. The changes in the composition of the Chemical Products segment resulted from the transfer of the European oxo business into a joint venture in the fourth quarter of 2003 and the effects of a contract manufacturing arrangement under which certain acrylates products are now being sold. Only the margin realized under the contract manufacturing arrangement is reported in net sales.


Operating profit benefited from volume and price increases and lower expenses of
(euro)34 million for stock appreciation rights, which were partially offset by higher raw material costs. Operating profit declined, however, by 60% to
(euro)46 million primarily due to special charges of (euro)142 million in 2004 compared to an income of (euro)7 million for the same period in 2003.


Net earnings decreased to a loss of (euro)70 million compared to earnings of
(euro)116 million for the same period a year earlier primarily due to valuation allowances associated with deferred tax assets and lower operating profit. The majority of the valuation allowances related to U.S. NOL carryforwards. Under U.S. tax law, a change in ownership of more than fifty percentage points results in an annual limitation on the future utilization of the NOL carryforwards. In April, BCP Crystal Acquisition GmbH & Co. KG (recently renamed Celanese Europe Holding GmbH & Co. KG), a limited partnership controlled by a group of investment funds advised by The Blackstone Group and other co-investors, acquired 84.3% of Celanese AG outstanding shares.


Net debt decreased by 6% to (euro)365 million as some of the proceeds from the sale of the acrylates business increased cash and cash equivalents. Total debt, however, increased primarily for the pre-funding of benefit obligations and the financing of higher trade working capital.


Following the acquisition, Celanese AG's organization and management structures changed in October-November 2004. As a result of the reorganization, Celanese Americas Corporation, previously an indirect subsidiary of Celanese AG, became an indirect subsidiary of Celanese Corporation, the global holding company for the entire

                                                         Celanese





Celanese business. Celanese Corporation is a Delaware corporation, headquartered in Dallas, Texas. Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation.

In addition, Celanese AG has changed its fiscal year from a calendar year to an October 1 to September 30 cycle. Thus, the 2004 financial year was shortened, as the financial results discussed in this release reflect. Accordingly, the financial results discussed here do not reflect the changes to Celanese AG's reorganization described above, which took effect after September 30, 2004. Future financial information of Celanese AG may not be comparable with previously released data of Celanese AG.

The complete Celanese AG financial report for the fiscal year 2004 can be downloaded from the Celanese AG investor pages which can be found on the www.celanese.com website.

                                                         Celanese





Financial Highlights

                                                               Nine Months Ended September 30,
                                                      ------------------------------------------------
                                                            2004                    2003
                                                      ----------------   --------------------------
                                                                                (unaudited)
                                                            (in (euro) millions except for share
                                                                    and per share data)
                                                      ------------------------------------------------

Statement of Operations Data:
Net sales.............................................          3,051                        3,103
Cost of sales.........................................         (2,478)                      (2,592)
Special charges
   Insurance recoveries associated with plumbing
      cases...........................................              3                           94
   Sorbates antitrust matters.........................              -                          (84)
   Restructuring, impairment and other special charges           (145)                          (3)
Operating profit......................................             46                          115
Earnings from continuing operations before tax
   and minority interests.............................            110                          185
Income tax provision .................................           (198)                         (61)
Earnings (loss) from continuing operations............            (88)                         124
Earnings (loss) from discontinued operations..........             18                           (7)
Cumulative effect of changes in accounting
   principles.........................................              -                           (1)
Net earnings (loss)...................................            (70)                         116

Earnings (loss) per common share - basic and diluted:
   from continuing operations.........................          (1.78)                        2.51
   from discontinued operations.......................           0.36                        (0.15)
   from cumulative effect of changes in accounting
      principles......................................              -                        (0.02)
                                                      ----------------   --------------------------
   net earnings (loss)................................          (1.42)                        2.34
                                                      ================   ==========================

                                                       As of September          As of December
                                                             30,                      31,
                                                      ----------------   ---------------------------
                                                            2004                     2003
                                                      ----------------   --------------------------
                                                      (in (euro) millions)
                                                      ----------------------------------------------
Balance Sheet Data:
Trade receivables, net - third party and affiliates...            666                          571
Plus: Inventories.....................................            455                          404
Less: Trade payables - third party and affiliates.....            465                          468
                                                      ----------------   --------------------------
Trade working capital.................................            656                          507
                                                      ================   ==========================

Short-term borrowings and current installments of
   long-term debt - third party and affiliates........            102                          117
Plus: Long-term debt..................................            485                          387
                                                      ----------------   --------------------------
Total debt............................................            587                          504
Less: Cash and cash equivalents.......................            222                          117
                                                      ----------------   --------------------------
Net debt..............................................            365                          387
                                                      ================   ==========================

Total assets..........................................          5,340                        5,395
Shareholders' equity..................................          1,888                        2,044


                                                               Nine Months Ended September 30,
                                                      ------------------------------------------------
                                                            2004                    2003
                                                      ----------------   --------------------------
                                                                                (unaudited)
                                                            (in (euro) millions except for share
                                                                    and per share data)
                                                      ------------------------------------------------
Other Data:
Depreciation and amortization.........................            182                          192
Operating margin(1)...................................            1.5%                         3.7%
Earnings (loss) from continuing operations before
   tax and minority interests as a percentage of
   net sales..........................................            3.6%                         6.0%

1) Defined as operating profit (loss) divided by net sales.


                                                         Celanese





Reconciliation of Non-GAAP Measures: Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. In this regard, we disclose net debt and trade working capital, which are non-GAAP financial measures. Management uses net debt to evaluate capital structure and trade working capital to evaluate investment in receivables and inventory, net of payables. The most directly comparable financial measures presented in accordance with U.S. GAAP in our financial statements for net debt and trade working capital are total debt and the working capital components, respectively.

Net debt and trade working capital are not a substitute for any U.S. GAAP financial measure. In addition, calculations of net debt and trade working capital contained in this report may not be consistent with that of other companies.




Forward-looking statements: Any statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this press release are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, the completion of the BCP Crystal tender offer, Celanese's ability to comply with the covenants and other restrictions in Celanese's debt instruments, a failure of which could lead to additional restrictions, costs, or an acceleration of Celanese's indebtedness and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.



Your Contacts:



     Michael Kraft                    Phillip Elliott

     Phone: +49 (0)69/30514072        Phone: +49 (0)69 /305 33480
     Telefax: +49 (0)69/305 36787     Telefax: +49 (0)69/305 36787
     Email: M.Kraft@celanese.com      Email: P.Elliott@celanese.com